SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 May 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No.1
Regulatory News Service Announcement, dated 19 May 2017

               re: Director/PDMR Shareholding

                                                                                                                     19 May 2017

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement, the form of the Group Chief Executive's increase in base salary will follow that for 2016, with 2 per cent delivered in cash (in line with other colleagues) and the remainder delivered in Shares.

In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, 4,520 Shares were acquired on 17 May 2017 on behalf of António Horta-Osório in respect of his May 2017 salary. The acquisition price was 70.84 pence per Share.

Dividend Reinvestment Plan Share Acquisitions
Described below are the details of the number of Shares acquired by PDMRs through the reinvestment of the final dividend in respect of the year ended 31 December 2016 and a special dividend paid by the Group on 16 May 2017:

Name Shares George Culmer 258,774 Andrew Bester 88,163 Simon Davies 130 Zak Mian 10,809 Antonio Lorenzo 72 Matt Young 77,212

ENQUIRIES:
Investor Relations
Douglas Radcliffe                                                             +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                        +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

The following notifications, made pursuant to Article 19(3) of the Market Abuse Regulation, provide further details.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - Portion of the Group Chief Executive's increase in base salary delivered in Shares (as described in the Summary Remuneration Announcement) in respect of May 2017 salary.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.7084	4,520

d)	Aggregated information - Aggregated volume - Price	N/A (Single Transaction)
e)	Date of the transaction	17 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2016 and a special dividend.
c)	Price(s) and volume(s) Share Incentive Plan	Price(s)	Volume(s)
		GBP 00.7030	472
d)	Aggregated information	N/A (Single transaction)
e)	Date of the transaction	16 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2016 and a special dividend.
c)	Price(s) and volume(s) Halifax Share Dealing Account (as nominee or in an ISA) Global Nominee Account	Price(s)	Volume(s)
		GBP00.7131	153,929
		GBP 00.7228	104,373
d)	Aggregated information - Aggregated volume - Price	258,302 GBP 00. 7170
e)	Date of the transaction	17 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bester
2	Reason for the notification
a)	Position/status	Group Director & Chief Executive, Commercial Banking
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2016 and a special dividend.
c)	Price(s) and volume(s) Global nominee account	Price(s)	Volume(s)
		GBP 00.7228	88,163
d)	Aggregated information - Aggregated volume - Price	N/A (Single transaction)
e)	Date of the transaction	17 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2016 and a special dividend.
c)	Price(s) and volume(s) Share Incentive Plan	Price(s)	Volume(s)
		GBP 00.7030	130
d)	Aggregated information - Aggregated volume - Price	N/A (Single transaction)
e)	Date of the transaction	16 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Digital
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2016 and a special dividend.
c)	Price(s) and volume(s) Share Incentive Plan	Price(s)	Volume(s)
		GBP 00.7030	606
d)	Aggregated information - Aggregated volume - Price	N/A (Single Transaction)
e)	Date of the transaction	16 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2016 and a special dividend.
c)	Price(s) and volume(s) Halifax Share Dealing Account (as nominee or in an ISA) Global Nominee Account Held in own name	Price(s)	Volume(s)
		GBP 00.7131	593
		GBP 00.7228	9,599
		GBP 00.7086	11
d)	Aggregated information - Aggregated volume - Price	10,203 GBP 00. 7222
e)	Date of the transaction	17 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2016 and a special dividend.
c)	Price(s) and volume(s) Share Incentive Plan	Price(s)	Volume(s)
		GBP 00.7030	72
d)	Aggregated information - Aggregated volume - Price	N/A (Single transaction)
e)	Date of the transaction	16 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Young
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the final dividend for 2016 and a special dividend paid.
c)	Price(s) and volume(s) Halifax Share Dealing Account (as nominee or in an ISA) Global Nominee Account	Price(s)	Volume(s)
		GBP 00.7131	4,732
		GBP 00.7228	72,480
d)	Aggregated information - Aggregated volume - Price	77,212 GBP 00. 7222
e)	Date of the transaction	17 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 May 2017